ADD EXHB

FOR IMMEDIATE RELEASE – August 10, 2021

Contact: Claire Mesesan, acting communications director

(847) 859-6645 ext. 702 | cmesesan@iroquoisvalleyfarms.com

Iroquois Valley Farmland REIT, PBC Names Tera Johnson CEO as

Co-founder David Miller Steps Back

EVANSTON, IL – Iroquois Valley Farmland REIT, PBC announced today that Tera Johnson will succeed co-founder, David Miller, as Chief Executive Officer effective September 1, 2021.

Johnson is the founder of the Food Finance Institute (FFI), a nonprofit organization that provides financial technical assistance to food, beverage, and value-added agriculture enterprises. Miller plans to remain on the Iroquois Valley board and will support Johnson as she assumes responsibilities, in addition to managing special projects. He looks forward to the opportunity to step back from day-to-day operations.

“As I look back on the last fifteen years, I believe we were successful in establishing a deeply rooted organic foothold in a region I characterize as a dead soil monoculture,” Miller shares. “I see Tera building on that organic foundation and going beyond. Under her guidance, we will accelerate our commitment to conservation and diversity–in our investments and in our products and programs.”

Miller, founded Iroquois Valley with his friend and former college roommate, Dr. Stephen Rivard in 2007. Miller has served as CEO since inception. Iroquois Valley is one of the first companies in North America to offer investors direct exposure to a diversified organic farmland portfolio. With independent farmers and ranchers at the heart of its investment strategy, Miller led the company as it grew from one relationship with a farming family on a single property in Iroquois County, Illinois to a $75 million portfolio representing 50 farmer relationships in 15 states.

Iroquois Valley is supported by over 500 investors in 47 states, 25% of whom are non-accredited, retail investors who committed capital after the company’s Regulation A+ offering launched in 2019. Over Miller’s fifteen years as CEO, Iroquois Valley incorporated as a real estate investment trust and public benefit corporation, received recognition as a “Best for the World” certified B Corp, and was consistently named to ImpactAssets’ IA50.

“In a time when the mission of Iroquois Valley is more important than ever,” Johnson says, “I’m humbled and inspired to build on the strong foundation that Dave and his team have built and to lead the team into the next phase of Iroquois Valley.”

Johnson built her career around her mission to create the next generation of environmentally and economically regenerative food and farming businesses. Her work at the helm of FFI saw over 600 people from over 400 organizations throughout the U.S. trained in financial management and business consulting. FFI has provided technical assistance to 230 food, farm, and food system businesses since establishment. FFI is part of the University of Wisconsin System’s Institute for Business & Entrepreneurship. Johnson also launched Edible-Alpha®, a digital resource hub providing actionable insights, training, resources and tools. Her podcast interviews with entrepreneurs, bankers, and investors have been downloaded over 45,000 times, with listeners in all 50 states and eight countries. Johnson is the founder of Simply Tera’s and is the 2017 Extension Chancellor’s Wisconsin Idea Award winner. Johnson is a frequent speaker, teacher and financial consultant to sustainable food and farming businesses, social venture funds and investors.

About Iroquois Valley Farmland REIT, PBC

Iroquois Valley is a regenerative finance company that provides land security and financial products to organic farmers by raising capital from mission-driven investors. Iroquois Valley offers long-term leases, mortgage lending, and operating lines of credit to organic and transitioning farmers and ranchers throughout the United States. The company has equity and debt investment options and works with a large network of financial advisors.

www.iroquoisvalley.com